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SEC FILE NUMBER
8-35870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NBC Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1927 1st Avenue North
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John R. Doody	205-861-2812	jdoody@nbcsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ANDERS MINKLER HUBER & HELM LLP
(Name – if individual, state last, first, and middle name)

800 MARKET SUITE 500	ST. LOUIS	MO	63101
(Address)	(City)	(State)	(Zip Code)

01/25/2005	2100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. Doody _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NBC Securities, Inc. _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *John Doody*

Title: CEO

Monica J. Vercher

Notary Public

> MONICA JENKINS VERCHER
> Notary Public
> Alabama State at Large
> My Commission Expires Aug 16, 2026

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NBC SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

(These financial statements and schedule(s) should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.)



Report of Independent Registered Public Accounting Firm

Board of Directors
NBC Securities, Inc.
Birmingham, Alabama

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NBC Securities, Inc. as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of NBC Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of NBC Securities, Inc.'s management. Our responsibility is to express an opinion on NBC Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to NBC Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule 1 Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and Schedule 2 Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of NBC Securities, Inc.'s financial statements. The supplemental information is the responsibility of NBC Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 Computation of Net Capital Under Rule 15c3-1 and Schedule 2 Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission of the Securities Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as NBC Securities, Inc.'s auditor since 2024.

St. Louis, Missouri
February 26, 2026

NBC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	4,880,372
Deposits with clearing organizations		550,000
Investment securities owned		
Marketable at fair value		3,491,323
Not readily marketable at estimated fair value		107
Receivables from brokers, dealers and clearing organizations		664,979
Premises and equipment, net		184,789
Right-of-use lease asset		1,651,881
Other assets		675,408
TOTAL ASSETS	$	12,098,859

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to brokers, dealers and clearing organizations		200
Income taxes payable		761
Deferred income taxes		88,091
Right-of-use lease liability		1,651,881
Accounts payable, accrued expenses and other liabilities		2,342,583
TOTAL LIABILITIES	$	4,083,516

STOCKHOLDER'S EQUITY

Common stock, $1 par value – 100 shares authorized, issued and outstanding		100
Additional paid-in capital		2,629,298
Retained earnings		5,385,945
Total stockholder's equity		8,015,343
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	12,098,859

See notes to the financial statements.


NBC SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025


REVENUES		
Commission and sales revenue	$	11,243,039
Fee-based income		19,951,336
Gain on firm trading accounts, net		120,299
Gain on securities owned, net		147,322
Other income		1,131,471
Total revenues		32,593,467
EXPENSES		
Compensation and benefits		22,916,917
Fees paid to third parties		1,888,953
Clearing & execution services		1,512,020
Communications		636,463
Occupancy and equipment		861,032
Market data and software expenses		672,834
Other		1,541,440
Total expenses		30,029,659
INCOME BEFORE INCOME TAXES		2,563,808
INCOME TAXES		(666,850)
NET INCOME	$	1,896,958


See notes to the financial statements.


NBC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
BALANCE AT DECEMBER 31, 2024	100	$ 100	$ 2,629,298	$ 4,348,987	$ 6,978,385
Net income	-	-	-	1,896,958	1,896,958
Dividend to parent	-	-	-	(860,000)	(860,000)
BALANCE AT DECEMBER 31, 2025	100	$ 100	$ 2,629,298	$ 5,385,945	$ 8,015,343

See notes to the financial statements.

NBC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 1,896,958
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization of premises and equipment	72,165
Realized and unrealized gain on investments	(147,322)
Receivables from brokers, dealers and clearing organizations	(238,695)
Other assets	(170,739)
Income taxes receivable	(5,294)
Deferred income tax benefit	(64,449)
Payable to brokers, dealers and clearing organizations	(3,418)
Accounts payable, accrued expenses and other liabilities	497,293
Net cash provided by operating activities	1,836,499

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from the sale of cash investments	14,015,640
Purchase of cash investments	(13,858,458)
Purchases of premises and equipment	(35,903)
Net cash used in investing activities	121,279

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend to parent	(860,000)
Net cash used in financing activities	(860,000)

INCREASE IN CASH	1,097,778
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,782,594
CASH BALANCE AT END OF YEAR	$ 4,880,372

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for interest	$ (711)
Income taxes	$ 646,303

See notes to the financial statements.

1. Organization and Nature of Business

NBC Securities, Inc. (the Company) is a dually-registered broker-dealer and registered investment adviser with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of NBCS Holdings, L.L.C. (Parent). The Company is an introducing broker and executes and clears securities transactions and provides for the custody of client assets primarily through RBC Capital Markets, LLC (RBC), as clearing broker.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board (FASB), Accounting Standards Codification (FASB ASC), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America (GAAP). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, principal transactions, annuity transactions, and investment advisory businesses. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The amount in excess of the FDIC insured limit at December 31, 2025 was approximately $4,930,000.

The Company maintains accounts at a clearing organization which are insured by the Securities Investors Protection Corporation (SIPC) up to $500,000 per client (including a $250,000 limit for cash only). RBC has purchased an additional policy covering an unknown amount which would be distributed on a pro-rata basis across all losses by clients of RBC. This protection applies only to the physical loss or destruction of your securities; it does not apply to any decline in market value.

2. Significant Accounting Policies (continued)

Investment Securities Owned

Investment securities owned consist primarily of marketable securities. Security transactions are recorded on a trade date basis. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date.

In accordance with accounting practices for broker-dealers, marketable securities are valued at fair value and securities not readily marketable are valued at estimated fair value.

Premises and Equipment

Premises and Equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over three to ten years, the estimated useful life of each depreciable asset. Computer Equipment has a useful life of three to ten years, Office Equipment five years, and Leasehold Improvements ten years.

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under ASC Topic 740, there are two components of the income tax provision: current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Statement of Financial Condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

The Company may, at times, have income tax receivables from a taxing authority. Management has concluded that the amounts are fully collectible and therefore no allowance for credit loss is required.

Revenue

Fees and other revenues are earned from providing investment products and services to clients in return for sales charges, service fees and asset-based fees.

Securities transactions and custody of client assets are provided primarily through RBC. These services may be bundled as one distinct service referred to as brokerage services and revenue earned is point-in-time. Fees and other revenues earned for asset management and investment advisory services are based largely upon contractual rates applied to the client's portfolios. Management and advisory fees are generally billed quarterly, accrued monthly, and are subject to fluctuation based on the value of assets under management (AUM) or assets under advisement (AUA).

2. Significant Accounting Policies (continued)

Fair Value Measurement

Fair value is defined by the U.S. GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

In accordance with ASC 820, Fair Value Measurement, the Company groups its assets and liabilities measured at fair value into three levels based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value.

Level 1 – Financial instruments in Level 1 are highly liquid instruments valued using unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Financial instruments reported in Level 2 include those that have pricing inputs that are other than unadjusted quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (prices for similar instruments).

Level 3 – Financial instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require judgement or estimates are generally valued using discounted cash flow techniques.

Receivables from Brokers, Dealers and Clearing Organizations

The Company has a fully-disclosed clearing agreement with RBC Capital Markets, LLC; thus, receivables from brokers, dealers and clearing organizations include amounts receivable and cash on deposit with RBC. Deposits with clearing organizations consist of cash collateral that provides the Company with clearance and settlement of security transactions service. At December 31, 2025, the Company had $660,275 net receivable from RBC at month end and this balance was included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition. For financial assets measured at amortized cost, (e.g., cash equivalents and receivables from brokers, dealers and clearing organizations), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Broker dealer receivables are generally received within 30 days. Aged receivables from brokers, dealers and clearing organizations are treated as non-allowable assets in the Company's net capital computation. Based on historical information, the Company has determined that there are de minimis expected credit losses of aged broker receivables.

Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2025, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2025 financial statements.

3. Revenue

Commission and sales revenue represent brokerage commissions and revenue generated by registered representatives (Financial Consultants) and registered investment advisor representatives (Financial Advisors) from securities transactions and investment services for clients for a variety of investment products and services which include equity, fixed income, mutual fund and annuity transactions. Securities commissions are either sales-based commissions that are recognized at a point-in-time on the trade-date or trailing-commissions that are recognized when received. Sales-based securities commissions are typically a flat-fee negotiated per security transaction or are based on a percentage of the trade-date transaction value. Commissions are recorded on a trade-date basis as securities transactions occur and the related commission and clearing expense is recorded in the month the services are provided.

The Company earns revenue for distribution and related support services performed related to mutual and other funds, fixed and variable annuities and insurance products. Depending on the product sold, the Company receives an upfront fee for services, a trailing commission, or some combination thereof. Upfront commissions received are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale and are recognized at the time of sale (or, in the case of insurance and annuity products, when the policy is accepted by the carrier).

Trailing commissions are generally based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. Trailing commissions are generally received monthly or quarterly while the client holds the investment or holds the contract. As these trailing commissions are based on factors outside of the Company's control, including market movements and client behavior (i.e., how long clients hold their investment, insurance policy or annuity contract), such revenue is recognized when it is probable that a significant reversal will not occur.

Fee-based income consists of asset management and financial advisory fees for related services provided. Asset-based fees are typically calculated as a percentage of the market value of AUM and AUA. Asset management and financial advisory fees are recognized as revenue over the period that the related service is provided and may be based upon customer average net asset balances for a specific period or balances as of a point in time, usually the end of each calendar quarter. Customer asset balances are based upon quoted market prices and other observable market data.

Trading revenue is derived from revenues on financial transactions for which the Company acts either as principal or a riskless principal and is reported on a net basis of both trading gains and trading losses. Trading gains and losses are recognized on a trade-date basis. Net dealer inventory and investment gains are recognized on a trade-date basis and include realized gain or losses on investments at fair value.

Other income includes revenue received by the Company from RBC for both customer debit and credit balances held by RBC in customer accounts. In accordance with terms of the client's account, available cash balances are swept by RBC into either Federal Deposit Insurance Corporation (FDIC) insured cash accounts at unrelated banking institutions or money market funds for which RBC earns a fee or a portion of the interest rate spread paid by the bank or money market fund receiving the sweep deposits. The fees received by RBC's sweep program are generally based upon the type of sweep account, prevailing interest rates, and the amount of client balances invested. RBC shares a portion of the fees it receives with the Company. Interest income is primarily generated from trading of fixed income securities that the Company holds in its firm inventory accounts.

3. Revenue (continued)

The Company has applied Topic 606's practical expedient that permits for the non-disclosure of the value of performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which is has the right to invoice for services performed.

Revenue		
Commission and sales revenue		
Insurance and annuity products	$	4,997,044
Equity securities		2,679,866
Mutual fund securities		2,192,662
Debt securities		219,885
Municipal securities		353,527
Other		800,056
Total commission and sales revenue		11,243,040
Fee-based income		
Advisory revenue		19,860,571
Account fee revenue		90,765
Total fee-based income		19,951,336
Net trading revenue		120,299
Net gain on securities owned		147,322
Other income		
Debit and credit balance income	$	955,837
Interest income		175,633
Total revenue	$	32,593,467

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2025 consists of the following:

	Receivable		Payable	
Receivables from brokers, dealers and clearing organizations	$	664,979	$	200

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2024 consists of the following:

	Receivable		Payable	
Receivables from brokers, dealers and clearing organizations	$	426,284	$	3,619

5. Premises and Equipment, net

A summary of Premises and Equipment at December 31, 2025, was as follows:

Computer equipment	$ 309,810
Office equipment	310,025
Leasehold improvements	116,627
	736,462
Accumulated depreciation	(551,673)
Total premises and equipment, net	$ 184,789

Depreciation and amortization for 2025 was $72,165.

6. Employee Benefit Plans

Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. Eligible employees of the Company may contribute up to 90% of their total compensation on either a pre-tax or after-tax basis subject to statutory limits. The Company matches up to 100% of the first 3% and 50% of the next 2% of each participant's contribution.

The Company match begins at the time of the employee contributions. Vesting in employer and employee contributions and earnings on those contributions are 100% and are immediate. The Company's matching contribution, included in the caption "compensation and benefits" in the Statement of Income, was $319,346 for the year ended December 31, 2025.

7. Related Parties

The Company has outstanding loans receivable from employees totaling $157,833 as of December 31, 2025, which are included in Other Assets in the Statement of Financial Condition. Under the terms of the related notes, the loans are repaid on a monthly basis over the respective term of the loan dependent on the employee maintaining employment with the Company.

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn, or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances or the broker dealer's net capital would be less than 120% of the minimum dollar amount required by paragraph (a) of SEC Rule 15c3-1.

At December 31, 2025, the Company had net capital of $7,148,293 which was $6,898,293 in excess of required net capital. The Company did not have any aggregate debit balances at December 31, 2025; therefore, the percentage of net capital to aggregate debit items was not meaningful.

9. Income Taxes

Income taxes for financial reporting purposes differ from the amount computed and expensed by applying the statutory federal income tax rate of 21% for the year ended December 31, 2025, for the reasons below:

Federal tax expense at federal statutory rate	$ 538,400
Increase (decrease) in taxes resulting from:	
State tax expense, net of federal tax benefit	94,100
Nondeductible parking expense	6,269
Other	28,080
Total tax expense	$ 666,849
Effective tax rate	25.08%

The Company has determined that it does not have any tax positions at December 31, 2025 that it would be unable to substantiate. The Company has filed its tax returns through December 31, 2024. The tax returns for the years ended December 31, 2022, and thereafter are subject to audit by the taxing authorities. The Company has Federal income tax expense of $551,265 and State income tax of $119,115 which includes current tax expense of $535,425 and deferred tax expense of ($3,529) for 2025. The Company had underpayments of Federal income tax of $74,870 and overpayments of State income tax of $4,022 at December 31, 2025, respectively. If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of operations.

9. Income Taxes (continued)

The components of Deferred Income Taxes included in other assets in the accompanying Statement of Financial Condition at December 31, 2025, were as follows:

Deferred tax liabilities:		
Premises and equipment related to depreciation and amortization	$	(41,758)
Prepaid expenses		(81,039)
Deferred tax liability for excess GAAP asset basis		(414,280)
Total deferred tax liabilities		(537,077)
Deferred tax assets:		
Deferred tax asset for excess GAAP liability basis		414,280
Net operating loss carryforward		268,403
Valuation allowance		(233,697)
Total deferred tax asset		448,986
Net deferred tax liabilities	$	(88,091)

At December 31, 2025, the Company had $-0- federal and an estimated $79,073 state net operating loss the Company expects to be used prior to expiration. The Company had $3,911,864 state NOL that expired in 2025 based on what was outstanding in the previous year.

10. Commitments, Contingencies and Guarantees

The Company, in its capacity as a broker-dealer and registered investment advisor, is subject to litigation and various claims, as well as examination by regulatory agencies. Based on information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

NBCS Holdings, L.L.C. (Parent) "Borrower" entered into a business loan agreement with ServisFirst Bank (Bank) on October 2, 2020. The loan is guaranteed by a payment and performance guaranty agreement by the Company, collectively with the Guarantors, jointly and severally, guaranteeing to the Bank the payment and performance of all obligations of Borrower to the Bank. In accordance with Accounting Standards Codification (ASC) 460 "Guarantees", the Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement.

In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations, and the Company must purchase or sell the financial instrument underlying the contract at a loss.

11. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2025.

12. Operating Lease Obligations

The Company is obligated under various operating leases for the rental of office space throughout the U.S. All such leases are operating leases. Some of the Company's lease arrangements contain lease components (minimum lease payments) and non-lease components (real estate tax, maintenance, etc.). The Company believes that the leased properties are suitable and adequate to meet anticipated and current requirements for business operations.

As the Company's leases do not provide an implicit interest rate, the Company applied a 8.00% discount rate (Prime rate at time of adoption of ASC 842) as its incremental borrowing rate (IBR) in determining the present value of the lease payments for agreements entered into through December 31, 2025. The present value of future lease payments will be determined using the current Prime rate + 0.50% as the IBR.

The Company's leases have various remaining lease terms of 2 months to 4.42 years, some of which include options to extend the lease for additional terms. The exercise of lease renewal options is at the Company's discretion. Renewals to extend the lease terms are not included in the Company's Right-of-use asset and Lease liabilities as they are not reasonably certain of exercise. Lease expense is recognized on a straight-line basis over the term of the lease. Leases with terms of less than 12 months are considered short-term leases and are not recorded in the Statement of Financial Condition, in compliance with ASC 842. Lease expense is included in occupancy and equipment on the Statement of Income.

The Company capitalized $1,365,261 in ROU Asset and Lease Liability as a non-cash transaction during the year ended December 31, 2025

The amount, timing and cash flows arising from the Company's operating lease obligations at December 31, 2025, were as follows:

Components of operating lease expense:		
Lease expense (lease payments)	$	572,358
Short term lease expense		41,284
Variable lease expense (non-lease components)		0
Sublease income		-
Net lease expense	$	613,642

Other information:	
Weighted-average remaining lease term (years)	3.65
Weighted-average discount rate	5.9%

12. Operating Lease Obligations (continued)

Minimum future lease payments under operating leases:

2026	564,868
2027	499,024
Thereafter	843,460
Total undiscounted operating lease payments	1,907,352
Less: Imputed interest	(255,471)
Present value of operating lease liabilities at December 31, 2025	1,651,881
Cash paid for amounts included in the measurement of lease liabilities	475,862
Removal of Lease Liability	-
New right-of-use assets recognized during period	(1,365,261)
Right-of-use asset recognized at January 1, 2025	762,482

13. Fair Value

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025

	Fair Value Measurement Using		
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	(Level I)	(Level II)	(Level III)
Preferred Stock	$ 3,491,323	$ -	$ -
Common Stock	-	-	107
	$ 3,491,323	$ -	$ 107

SUPPLEMENTAL INFORMATION

SCHEDULE I
NBC SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$	8,015,343
DEDUCTION AND/OR CHARGES		
Nonallowable assets:		
Premises and equipment, net		(184,789)
Other assets		(675,408)
Receivables from other broker/dealers and clearing organizations		-
Non-marketable securities		(107)
Total nonallowable assets		(860,304)
Other operational deductions or charges		(6,746)
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)		7,148,293
HAIRCUTS ON SECURITIES		-
NET CAPITAL	$	7,148,293
2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	$	-
Minimum dollar net capital requirement of reporting broker or dealer (greater of minimum net capital requirement of $250,000 or 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternated method is used.	$	250,000
NET CAPITAL REQUIREMENT	$	250,000
EXCESS NET CAPITAL	$	6,898,293
PERCENTAGE OF NET CAPITAL TO AGGREGATE DEBIT ITEMS		Not meaningful, $-0- aggregate debit items

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2025, as filed on January 27, 2026.

SCHEDULE II
NBC SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

CREDIT BALANCES

Free credit balances and other credit balances in customer's securities accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-
Market value of short securities and credits	-
Deposits with clearing organizations calendar days	-
Credit balances in firm accounts	-
Market value of securities in transfer and unconfirmed greater than 40 days	

TOTAL CREDIT ITEMS — -

DEBIT BALANCES

Debit balances in customers' cash and margin accounts, excluding unsecured accounts doubtful collection	-
Securities borrowed to effectuate short sales by customers and securities borrow to make deliver on customer securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debt balances in continuous net settlement accounts)	-
Margin required and on deposit with Options Clearing Corporation (OCC) for all option contracts written or purchased in customer	-

Aggregate debit items — -

Less 3% of aggregate debit items — -

TOTAL DEBIT ITEMS — -

RESERVE COMPUTATION

Excess of total debits over total credits	$ -
Required deposit	$ -
Amount of deposit	$ -

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2025, as filed on January 27, 2025.



NBC Securities, Inc. Exemption Report

February 26, 2025

NBC Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by (17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company has identified the following provision of 17 C.F.R. 240.15c3-3(k) under which it has claimed an exemption from 17 C.F.R. 15c3-3: 15c3-3(k)(2)(ii), "the exemption provision"; and the Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the period from January 1, 2025, through December 31, 2025, without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, John Doody, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

John Doody
John Doody
Chief Executive Officer

1927 1st Avenue North / Birmingham, AL 35203 / www.nbcsecurities.com / Phone: 205.421.2390 / Toll Free: 800.521.9390 / Fax: 205.521.9399



Report of Independent Registered Public Accounting Firm

Board of Directors
NBC Securities, Inc.
Birmingham, Alabama

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NBC Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which NBC Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: Provision (k)(2)(ii) (exemption provision) and (2) NBC Securities, Inc. stated that NBC Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. NBC Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customer other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NBC Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NBC Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

THE POWER TO DREAM BIG

St. Louis
800 Market Street, Suite 500
St. Louis, MO 63101-2501

Chesterfield
16090 Swingley Ridge Road, Suite 220
Chesterfield, MO 63017-2064

p 314.655.5500
f 314.655.5501
anderscpa.com

Page 19

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Anders Minkler Huber & Helm LLP

St. Louis, Missouri

February 26, 2026



Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures-Upon Procedures

Board of Directors
NBC Securities, Inc.
Birmingham, Alabama

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of NBC Securities, Inc. (the Company) is responsible for its SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference in deductions of $4,800. This resulted in a $7 overpayment on the Form SIPC-7; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

THE POWER TO DREAM BIG

St. Louis
800 Market Street, Suite 500
St. Louis, MO 63101-2501

Chesterfield
16090 Swingley Ridge Road, Suite 220
Chesterfield, MO 63017-2064

p 314.655.5500
f 314.655.5501
anderscpa.com

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler Huber & Helm LLP

St. Louis, Missouri
February 26, 2026